EXHIBIT 21.1
Alimera Sciences, Inc.
List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business subsidiary conducts business

Alimera Sciences Limited	United Kingdom	Alimera Sciences Limite
Alimera Sciences B.V.	The Netherlands	Alimera Sciences B.V.
AS C.V.	The Netherlands	AS C.V.
Alimera Sciences (DE) LLC	United States	Alimera Sciences (DE) LLC